Exhibit 21.1
Subsidiaries of Innovid Corp. as of December 31, 2022

Name	Jurisdiction of Incorporation
Innovid LLC	Delaware
TV Squared Inc	Delaware
TV Squared Limited	United Kingdom
TV Squared GmbH	Germany
Innovid Holdings LLC	Delaware
Innovid AU Pty Ltd	Australia
Innovid EU Limited	United Kingdom
Innovid Media Ltd.	Israel
Innovid Argentina SRL	Argentina